

INVEST IN **SONIC POWER**

The Trader Joe's of Electronics

sonicpower.co   Chapel Hill, NC

Featured Investors

Antonio Rodriguez

Syndicate Lead

Follow

1 follower

In just a year, Sonic Power has achieved remarkable milestones that have solidified my confidence in their potential. One standout accomplishment is their ability to serve an impressive 10,000 customers, a feat made even more remarkable considering the relatively modest marketing budget they operated with. This demonstrates not only their product's appeal but also their strategic prowess in reaching and engaging their target audience.

What truly sets Sonic Power apart is their simultaneous launch of over a dozen incredibly useful and high-quality products. The diverse range of offerings speaks volumes about their commitment to innovation and meeting the needs of a broad consumer base. This multifaceted approach not only showcases their product development capabilities but also positions them as a versatile player in the market.

Equally noteworthy is Sonic Power's consistent ability to go viral through organic social posting. Their adeptness at capturing attention and generating buzz without relying heavily on traditional advertising channels is commendable. It underscores their understanding of contemporary consumer behavior

and their knack for creating content that resonates organically with a wide audience.

In light of these achievements, I have decided to double down on my investment in Sonic Power. Their track record of success in just one year is a testament to the company's potential for sustained growth and innovation. I am confident that Sonic Power is well-positioned for continued success, and I am excited to be part of their journey.

Invested $350,000 this round & $400,000 previously

Highlights

1. 11,000+ customers in all 50 US states

2. $600,000+ in gross sales since Jan 2023 launch

3. 40M+ unique social media interactions (views, comments, likes, & shares)

4. Target.com launching Q1 2024

5. Products sold on Good Morning America and CBS Mornings digital platforms

6. Launched 17 unique products in 2023 across various categories

7 First retail "Pop-Up" concepts generated $20k in 2 months (Nov-Dec 2023)

Our Team



Spencer Martin Founder, CEO

Product Development and Marketing expert. 15 years industry experience. Serial entrepreneur who has experience working with Target, Walmart, Gamestop, Nordstrom, Amazon, CVS, & Walgreens.



Hugh Martin Chief Operating Officer

Sales and Operations expert with considerable experience in developing business relationships with leading global manufacturers of consumer electronics.



Jamie Yuan Head of Sourcing

Worked in consumer electronics over 15 years specializing in sourcing for Fortune 500 companies.

The Trader Joe's of Electronics



SONIC POWER





Electronics for a new generation.

Consumer electronics is a massive but confusing $1 trillion industry.

Chances are if you've bought a consumer electronic product (other than your smartphone) you've gone through today's traditional channels – Amazon, Best Buy, Target, and Walmart.

Brands sold on these platforms (and the platforms themselves) offer you a bundle of confusion when it comes to selection, price, & service.

Obviously the current buying experience isn't what it should be and that's why Sonic Power was created.

Founded by a seasoned consumer electronics expert, Sonic Power is the "Trader Joe's" of electronics. We produce high quality yet affordable electronics that give you what you need at the price you deserve - all under one brand name.

Our vision is for Sonic Power to be the only brand you want when shopping for anything consumer electronics - both online and in-stores.

In 2023 we launched 17 products across various categories including Bath, Kitchen, Cleaning, & Audio. With this first batch of products we made significant progress in brand awareness and customer acquisition.







11,000⁺
HAPPY CUSTOMERS

👁 **40M⁺**
SOCIAL MEDIA VIEWS

💬 **500k⁺**
SOCIAL MEDIA LIKES & SHARES

SOCIAL MEDIA LIKES & SHARES



2023 Catalog



Featured By


SONIC POWER
CORDLESS
RECHARGEABLE







2023 REVENUE
JAN 2023 - DEC 2023

$538,069






85% — AMAZON
10% — FLASH SALES
4% — POP UPS
1% — SONICPOWER.CO



We are raising money to get this % way up in 2024



2023 REVENUE

$52,181
$114,329
$127,765
$243,794

In 2023, we finished the year strong with over $243,794 in 4th Quarter gross sales across 6 channels both online and offline. Final year gross revenue totaled to $538,069.

The Electric Scrubber

Each year our goal is to identify 1-2 products that have massive growth potential. These growth products will serve as our revenue "bread and butter" while driving significant brand awareness and loyalty.

By far our most exciting product we've identified is our Electric Scrubber - an internet sensation in its first year on the market.

We expect Electric Scrubbers to be a household cleaning staple by 2028, much like the Swiffer Wet Jet or Scrub Daddy - representing a $1B+ opportunity. Furthermore, this product is exciting because it offers a profitable refill model similar to Swiffer, Razors, & Toothbrush Heads.

Last year **Target** noticed the type of attention we were getting and invited us to submit a proposal for their April 2024 Transition within the Cleaning Department. A few months later they invited us to start selling the Scrubber via Target.com, then potentially transition to stores by April 2025.

Social Media <u>Unique Views</u>

Instagram
20,000,000⁺



TikTok

5,000,000+



Amazon

Sine launching on Amazon late February 2023, the platform has been the dominate driver of our revenue.



amazon prime
Deliver to Spencer Chapel Hill 27516
Search Amazon
Hello, Spencer Account & Lists
Returns & Orders
Cart
All
Medical Care
Amazon Basics
Best Sellers
Pet Supplies
Coupons
Beauty & Personal Care
Shop By Interest
Amazon Home
Household, Health & Baby Care
Handmade
Find a Gift
Home Improvement
Amazon Business
Shop Winter Sale
ELECTRONICS FOR LESS.
Sonic Power
+ Follow
HOME
KITCHEN
CLEANING
AUDIO
BATH
ACCESSORIES
Search all Sonic Power
Bladeless Hair Dryer
Super Quiet Yet Powerful
$95.00
prime
Electric Scrubber
Handheld & Rechargeable
$59.00
prime
Quick look
See products

Our key marketing strategy is to work closely with "Amazon Influencers" who focus exclusively on helping their social media audience find great products at affordable prices. We will double down on this strategy moving forward by working even closer with our 20+ favorite influencers as well as adding hundreds of new partners.

[side by side gif of the most famous reels]

In 2024, we also plan to increase up our inventory commitment to Amazon and kick off our first robust PPC (Pay -Per -Click) campaign.





Sonicpower.co

Our v1 website was launched July 2023.

Powered by Shopify, it's a robust direct to consumer experience featuring our entire product line.

Shop All   Home   Lifestyle   Holiday   **SONIC POWER**   Reviews   Account   🛍 0

BEST SELLERS



$59

ELECTRIC SCRUBBER
25% off market price   **ADD TO CART**



ELECTRIC
TOOTHBRUSH
42% off market price

ADD TO CART $35

○ ● $60 $120 $35

Get $20 off

Shop Collections

 **Bath**    **Kitchen**   SHOP  **Cleaning**    **Wellness**    **Audio**    **Accessories**

FREE SHIPPING ON ALL ORDERS!!   FREE SHIPPING ON ALL ORDERS!!   FREE SHIPPING ON ALL ORDERS!!   FREE SHIPPING ON ALL ORDERS!!

Shop All   Home   Lifestyle   Holiday   **SONIC POWER**   Reviews   Account   🛍 0



★★★★⯨ (56)
Best Sellers • Cleaning • Home

ELECTRIC
SCRUBBER

A cleaning hero. Introducing our multi-function hand held electric scrubbing powerhouse.

→   Waterproof with 2 speed settings



REVIEWS



Starting 2024, we will ramp up our digital media strategy using a combination of Instagram Ads, Google Search Ads, Paid Influencer Content, Audio and Video Podcasts, Traditional PR, & Performance PR. Most of the traffic will be sent to our Electric Scrubber and Car Vacuum product pages due to its proven demand and conversion. Since launching the Scrubber March 2023, Google search traffic for the keyword "Sonic Scrubber" went from 0 to 30,000 per month – a 9,000% increase.





Another exciting development has been our organic SEO success. We are now the first company to show up when typing in the keyword "Sonic Power" into Google - ahead of "Sonic the Hedgehog" and a famous battery supplier named "Power Sonic".

Pop-Ups



In November 2023, we opened 2x Pop-Ups. Both locations were at a "Tier 1" mall in partnership with Brookfield Properties – one of the largest mall owners in the United States.





Inspired by Spirit Halloween and what they've done with Halloween shopping - our vision for Sonic Power Pop Ups is to become a household name in electronics gifting. Spirit has proven the opportunities to scale holiday based pop-ups are almost endless. In 2023 they successfully launched over 1,500 Halloween pop-ups across the US generating over $1B in revenue. Other national holiday pop-up models that inspire us are Hickory Farms (Holiday gift baskets) and See's Candy (Berkshire Hathaway portfolio company).



Our Founder, CEO's kids having fun in the store!

Our Founder, CEO's father helping set up the Kiosk

Morning Shows





Good Morning America and CBS Mornings have been an effective way to acquire new customers, increase top-line revenue, and offload slow moving inventory. We will continue this strategy moving forward and put extra attention on products that are profitable on these platforms (i.e. Electric Toothbrush, Nose Hair Trimmer, & Electric Wine Opener).

Omni-channel momentum headed into 2024 and beyond!

Our goal is to build a healthy mix of revenue sources across Amazon.com, Target.com, DTC, & Wholesale. We have built a solid foundation in each of these channels and will continue to push in all directions to grow each quickly and effectively.

2024 REVENUE
FORECASTED

$1,800,000

   

50% 30% 10% 5%






AMAZON   SONICPOWER.CO   FLASH SALES   OTHER

Forward-looking projections cannot be guaranteed.



Use of Funds ($1.2M)

<u>Funding</u>

we're raising $1.2M to buy more best seller inventory, reach $1.8M in 2024 revenue, and identify new

...revenue, and identify new **high growth products.**

Inventory (intense focus on 2023 best sellers) - $500,000

Marketing (PR firm, Digital Marketing, Influencer Partnerships) - $300,000

Payroll (3 Full-Time employees) - $350,000

Misc (New Product Samples, Office, Legal, Accounting, Etc) - $50,000



"This is my life's work and true passion so we will be in this business for the long run. I would be honored for you to join us!"

us:

Spencer Martin - Founder, CEO



This section is for those interested in going deeper into our product catalog, manufacturing operations, and everything else in between!

2023 Best Sellers:



#1



ELECTRIC SCRUBBER



Electric Scrubber

Sonic Power

77

00:26

vimeo



#2

MINI
CAR
VACUUM





Portable Car Vacuum

Sonic Power

00:21

vimeo



#3

DOUBLE SINGLE POWER MANUAL STEAM

ESPRESSO MACHINE



Espresso Machine

Sonic Power



Other products launched in 2023:



Mini Massage Gun

Sonic Power

SONIC POWER

00:30



Electric Toothbrush

Sonic Power





Portable Night Light

Sonic Power

00:26



Noise Cancel Buds

Sonic Power

00:35



Electric Wine Opener

Sonic Power



00:33



Air Fry Oven

Sonic Power

00:26



No-Tangle Wired Buds

Sonic Power



Help us find our next best seller!

One of the primary reasons we decided to raise our Seed round via the Crowd vs. Traditional VC is the opportunity to unlock a loyal team of user testers. If you invest with us, at any level, you will be invited to be an early tester of each new product we are thinking of bringing to market. This is a fun and useful way to stay engaged with Sonic Power after making an initial investment.

Here are a few products we will be testing early 2024:







Powerbank w/ Cables



Take a peak at a few of our manufacturing facilities & North Carolina HQ & Warehouse...




Scrubber Battery Testing
VIKOR


Noise Cancel Buds Assembly Line


走时精度测试、功能操作验证测试、中心温度测试、食物测试。
抽检频率：根据总装产线生产机型，每天抽检每条线体4-8台（至少保证4台），进行安规检验。
判定依据：按照IEC/EN 60335-1、IEC/EN 60335-2-9、IEC/EN 60335-2-13、GB 4706.1、GB476.14、GB4706.19、UL1026、《产品ELT测试标准KFOB-004-2021》等标准的安全进行判定(若有特殊要求按客户要求执行)。
异常处理：发现异常后，及时反馈并通知工程、研发、生产等相
部门现场分析。
Air Fry Oven Lifecycle Testing



Ready to ship Ice Machines!



Scrubber Packaging Samples



SHOOT DAYS!







POP-UP MERCH

Downloads



[Narrative Discussion of Series Seed Preferred Stock Designation (1).pdf](#)